SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*

                         ELECTROMAGNETIC SCIENCES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    285397105
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                                 (CUSIP Number)

                                              with a copy to:
David A. Rocker                               Robert G. Minion, Esq.
Suite 1759                                    Lowenstein, Sandler, Kohl,
45 Rockefeller Plaza                            Fisher & Boylan, P.A.
New York, New York  10111                     65 Livingston Avenue
(212) 397-1220                                Roseland, New Jersey  07068
                                              (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 3, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 285397105
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1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
   Persons):
                           David A. Rocker ###-##-####

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2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)    Not
       (b)    Applicable

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3) SEC Use Only

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4) Source of Funds (See Instructions):WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e):
                                 Not Applicable

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6) Citizenship or Place of Organization:

                United States

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   Number of                7)   Sole Voting Power:                       0*
                                 -----------------------------------------------
   Shares Beneficially      8)   Shared Voting Power:                     0
                                 -----------------------------------------------
   Owned by
   Each Reporting           9)   Sole Dispositive Power:                  0*
                                 -----------------------------------------------
   Person   With:          10)   Shared Dispositive Power:                0
                                 -----------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                0*

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):
                                 Not Applicable

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13)  Percent of Class Represented by Amount in Row

            (11):             0%*

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14)  Type of Reporting Person (See Instructions):           IA, IN

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*  As of  December  3, 1997,  the  reporting  person  did not  beneficially  own
   any shares of  Electromagnetic Sciences, Inc. common stock.   See Item 5 for
   further details.




Item 5.  Interest in Securities of the Issuer.

     Based upon the information contained in Electromagnetic Sciences, Inc.'s quarterly report on Form 10-Q for the quarterly period ended September 30, 1997, there were issued and outstanding 8,616,185 shares of Electromagnetic Sciences, Inc. common stock as of November 14, 1997. As of December 3, 1997, David Rocker did not beneficially own any of such shares.

     Prior to December 3, 1997, both Rocker Partners, L.P. and Compass Holdings, Ltd. owned shares of Electromagnetic Sciences, Inc. common stock. David Rocker, as the sole managing partner of Rocker Partners, L.P. and, through Rocker Offshore Management Company, Inc., as the investment adviser to Compass Holdings, Ltd., had sole power to vote and dispose of the shares of Electromagnetic Sciences, Inc. common stock previously owned by Rocker Partners, L.P. and Compass Holdings, Ltd. The following table details the transactions by each of Rocker Partners, L.P. and Compass Holdings, Ltd. in shares of Electromagnetic Sciences, Inc. common stock during the past 60 days:

                            A. Rocker Partners, L.P.

     Date                         Quantity                               Price

                               (Purchases)

October 1, 1997                   1,000                                $28.250
October 7, 1997                   4,000                                $27.625
October 9, 1997                   3,000                                $26.692
October 9, 1997                   4,300                                $26.757
October 14, 1997                  2,000                                $26.344
October 15, 1997                  4,000                                $26.688
October 17, 1997                  3,800                                $26.375
October 20, 1997                  2,500                                $26.375
October 28, 1997                 15,500                                $18.720
November 4 1997                   4,000                                $19.000
November 6, 1997                    900                                $19.750


                                 (Sales)


October 1, 1997                   5,100                                $28.250
October 16, 1997                  1,600                                $27.750
October 20, 1997                  8,000                                $27.000
October 21, 1997                 21,500                                $22.069
October 21, 1997                  5,000                                $22.625
November 5, 1997                  3,900                                $20.125
November 5, 1997                  1,500                                $20.000
November 6, 1997                  7,100                                $19.860
November 7, 1997                 64,900                                $19.743
November 10, 1997                 5,000                                $19.897
November 12, 1997                 4,400                                $20.000
November 12, 1997                23,700                                $19.625
November 26, 1997                38,650                                $17.875

                            B. Compass Holdings, Ltd.

     Date                        Quantity                               Price

                               (Purchases)

October 14, 1997                   2,000                               $26,344
October 28, 1997                   1,000                               $18.720
November 4, 1997                   1,000                               $19.000

                                  (Sales)

October 21, 1997                   3,000                               $22.069
November 5, 1997                     600                               $20.125
November 6, 1997                   1,000                               $19.860
November 7, 1997                   9,200                               $19.744
November 10, 1997                    800                               $19.897
November 12, 1997                    600                               $20.000
November 12, 1997                  3,300                               $19.626
November 26, 1997                  6,250                               $17.875


                               Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                   Dated:  December 10, 1997


                                                   /s/ David A. Rocker
                                                   -----------------------------
                                                   David       A.        Rocker,
                                                   individually,   as   managing
                                                   partner  of Rocker  Partners,
                                                   L.P.,  and  as  president  of
                                                   Rocker  Offshore   Management
                                                   Company, Inc., the investment
                                                   adviser to Compass Holdings,
                                                   Ltd.




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).